# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Autoliv Inc., CIK 0001034670
CUSIP: 052800109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Klarabergsviadukten 70, Section B, 7th floor, Stockholm, Sweden (V7), SE-107 24
Date of event which requires filing of this statement: 09/30/2026
Filed by CIK 0001484429

## Reporting persons
- Alecta Tjanstepension Omsesidigt: type of reporting person: insurance company (IC); citizenship or place of organization: Sweden (V7); sole voting power 3,408,455; shared voting power 0; sole dispositive power 3,408,455; shared dispositive power 0; aggregate amount beneficially owned 3,408,455 (4.72% of the class)

## Item 1. Issuer
Name of issuer: Autoliv Inc.
Address of issuer's principal executive offices: Klarabergsviadukten 70, Section B, 7th floor, Stockholm, SWEDEN SE-107 24

## Item 2. Person Filing
Name of person filing: Alecta Tjanstepension Omsesidigt
Address of principal business office or, if none, residence:
Regeringsgatan 107
103 73, Stockholm
Citizenship: Sweden

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,408,455
Percent of class: 4.72%
Sole power to vote or to direct the vote: 3,408,455
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Alecta Tjanstepension Omsesidigt: /s/ Tony Persson, Head of Fixed Income (10/21/2026)
Comment: /s/ Anna Svensson - Head of Legal Dept.